UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-257968) and Form F-3 (File No. 333-259318), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 21, 2021, Brightman Almagor Zohar & Co., Certified Public Accountants,  a Firm in the Deloitte Global Network (“Deloitte”), the independent registered public accounting firm of PainReform Ltd. (the “Company”), ceased to be the independent accountant for the Company by mutual agreement.

Deloitte audited the Company’s financial statements as of and for the fiscal years ended December 31, 2020 and 2019. The reports of Deloitte on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2020 and 2019, and through the interim period ended October 21, 2021, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its audit reports on the Company’s financial statements.

During the Company’s two most recent fiscal years ended December 31, 2020 and 2019, and the interim period ended October 21, 2021, Deloitte did not advise the Company of any reportable events specified in Item 304(a)(1)(v) of Regulation S-K with respect to the Company.

The Company provided Deloitte with a copy of this report on Form 6-K prior to its filing with the Securities and Exchange Commission and requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter from Deloitte is filed as Exhibit 16.1 hereto.

The Company plans to engage Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited as its independent registered public accounting firm for the fiscal year ending December 31, 2021, subject to the approval of the Company’s shareholders at the Company’s 2021 Annual General Meeting of Shareholders.

Exhibit Index

Exhibit No.	Description
16.1	Letter from Brightman Almagor Zohar & Co. (a Member of Deloitte Touche Tohmatsu Limited), dated October 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2021	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer